UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                        3 AZRIELI CENTER, TEL AVIV 67023
                                     ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                DECEMBER 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

     (1) The CUSIP Number corresponds to the Issuer's American Depository Shares (individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.


                               Page 1 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 6,992,270
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             6,992,270
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,992,270
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     42.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC and (ii) 7,975 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account. Does not include (i) 483,622 Ordinary Shares and options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days from January 2, 2007, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of CIEH and (ii) 726 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers (collectively, the "CIEH Shares"). See also Item 5.

^ Excludes the CIEH Shares.


                               Page 3 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC, (ii) 1,630,214 Ordinary Shares held by IDB Development and (iii) 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 4 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC, (ii) 1,630,214 Ordinary Shares held by IDB Development and (iii) 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 5 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC, (ii) 1,630,214 Ordinary Shares held by IDB Development and (iii) 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 6 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC, (ii) 1,630,214 Ordinary Shares held by IDB Development and (iii) 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 7 of 14 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7)   SOLE VOTING POWER
                             0
NUMBER OF               --------------------------------------------------------
SHARES                  8)   SHARED VOTING POWER
BENEFICIALLY                 8,630,459 *
OWNED BY                --------------------------------------------------------
EACH                    9)   SOLE DISPOSITIVE POWER
REPORTING                    0
PERSON WITH             --------------------------------------------------------
                        10)  SHARED DISPOSITIVE POWER
                             8,630,459 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,630,459 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] ^
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 6,992,270 Ordinary Shares held by DIC, (ii) 1,630,214 Ordinary Shares held by IDB Development and (iii) 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

^ Excludes the CIEH Shares.


                               Page 8 of 14 pages

     This amendment No. 5 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), initially filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Initial Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (as amended from time to time, the "Statement"). The Initial Reporting Persons together with Discount Investment Corporation Ltd. ("DIC") are hereinafter referred to as the "Reporting Persons."

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c)

As of January 2, 2007:

     IDB Development owned approximately 74.8% of the outstanding shares of DIC.

     IDB Holding owned approximately 72.4% of the outstanding shares of IDB Development.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, and Ganden Holdings itself owned directly approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden and Ganden Holdings were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 55.5% and 12.6%, respectively, of the outstanding shares of Ganden Holdings Ltd.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC, IDB Development and IDB Holding are the same as set forth in Schedules A, B and C, respectively, attached to amendment No. 4 of the Statement and incorporated herein by reference, except that Mr. Lior Hannes ceased to be a director of DIC and the position and present principal occupation of Mr. Haim Gavrieli in IDB Development changed to an Executive Vice President.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From November 6, 2006 through January 2, 2007 DIC purchased an aggregate of 1,021,237 Ordinary Shares for a total purchase price of NIS 235,806,912 (approximately $56,051,084) and additional $27,052,382.50, all in cash, using its own funds to pay such total purchase price.

ITEM 4. PURPOSE OF TRANSACTION.

The Ordinary Shares referred to above were purchased for investment purposes. Of these Ordinary Shares, 672,174 Ordinary Shares were purchased by DIC from Anfield pursuant to Anfield's put option described in Item 4 of amendment No. 2 of the Statement, and 347,063 Ordinary Shares were purchased by DIC pursuant to the Management Option described in Item 4 of amendment No. 1 of the Statement.


                               Page 9 of 14 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a), (b) Percentages are based on 16,582,869 Ordinary Shares outstanding as of January 2, 2007 (including 15,799 Ordinary Shares owned by a wholly owned subsidiary of the Issuer), as the Issuer advised the Reporting Persons.

As of January 2, 2007:

     DIC directly owns 6,992,270 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 42.2% of the Ordinary Shares outstanding. These Ordinary Shares do not include the remainder of up to 4,033 Ordinary Shares which DIC may be required to purchase pursuant to the Management Option described in Item 4 of amendment No. 1 of the Statement.

     IDB Development directly owns 1,630,214 Ordinary Shares, and may be deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.8% of the Ordinary Shares outstanding. IDB Development may also be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 6,992,270 Ordinary Shares owned by DIC, and the 7,975 Ordinary Shares held by subsidiaries of CIEH for their own account. As a result, IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of a total of 8,630,459 Ordinary Shares, constituting approximately 52% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the aggregate of 8,630,459 Ordinary Shares beneficially owned by DIC and IDB Development, constituting approximately 52% of the Ordinary Shares outstanding.

     Information provided to the Reporting Persons indicates that the executive officers and directors of DIC, IDB Development and IDB Holding did not beneficially own as of January 2, 2007 any Ordinary Shares.

     (c) On November 6, 2006 DIC purchased 2,000 Ordinary Shares at a price of $77.50 per share in a privately negotiated transaction. On December 28, 2006 DIC purchased 672,174 Ordinary Shares at a price of approximately NIS 350.81 (approximately $83.39) per share pursuant to Anfield's put option and 332,279 Ordinary Shares at a price of $77.50 per share pursuant to the Management Option. On January 2, 2007 DIC purchased 14,784 Ordinary Shares at a price of $77.50 per share pursuant to the Management Option.

     Schedule 1 attached hereto and incorporated herein by reference sets forth the purchases and sales of Ordinary Shares made on the Tel Aviv Stock Exchange during the last 60 days preceding January 2, 2007 by subsidiaries of CIEH for their own account.

     Except as stated above, the Reporting Persons have not purchased or sold any Ordinary Shares during the last 60 days preceding January 2, 2007.

     Information provided to the Reporting Persons indicates that none of the executive officers and directors of DIC, IDB Development and IDB Holding purchased or sold any Ordinary Shares, during the last 60 days preceding January 2, 2007.

Schedule 1: The purchases and sales of Ordinary Shares made on the Tel Aviv Stock Exchange during the last 60 days preceding January 2, 2007 by subsidiaries of CIEH for their own account.


                              Page 10 of 14 pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this amendment No. 5 is true, complete and correct.

Dated: January 7, 2007

                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By:  Discount Investment Corporation Ltd.

                                    (signed)
                    By: _______________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 4 through 9 to amendment No. 2 of the Statement.


                              Page 11 of 14 pages

                                                                      Schedule 1

     The purchases and sales of Ordinary Shares made on the Tel Aviv Stock Exchange during the last 60 days preceding January 2, 2007 by subsidiaries of CIEH for their own account

DATE OF              NUMBER OF ORDINARY  NUMBER OF ORDINARY      PRICE PER
TRANSACTION           SHARES PURCHASED      SHARES SOLD            SHARE
-----------           ----------------      -----------            -----

November 5, 2006               58                               NIS 211.40
                              140                                   211.50
November 6, 2006                                 (53)               208.80
                                                 (29)               209.40
                                                 (29)               211.40
                                                 (58)               211.60
                                                 (29)               211.70
November 7, 2006               58                                   207.90
November 8, 2006                1                                   205.90
                               72                                   206.60
                               34                                   207.20
                              121                                   207.40
                               68                                   207.50
                                                 (29)               205.60
                                                 (29)               205.90
                                                 (29)               206.40
November 9, 2006                                 (34)               204.60
                                                 (40)               204.70
                                                 (68)               205.40
                                                 (29)               205.50
                                                 (34)               205.60
                                                 (58)               205.80
November 12, 2006              45                                   200.20
                               13                                   200.40
                               42                                   200.70
                               42                                   201.30
                               42                                   201.50
                               42                                   202.00
                               58                                   200.50
                               19                                   200.80
                               10                                   200.90
                               53                                   201.70
                               34                                   201.80
                               79                                   201.90
                                8                                   202.00
November 13, 2006              46                                   200.90
                               92                                   202.50
                               58                                   201.10
                               29                                   201.20
                               28                                   202.30
                               28                                   202.60
                               28                                   202.70
                                                (100)               202.50
November 14, 2006                                (35)               198.60
                                                (102)               202.00
                                                 (63)               202.10
                                                 (29)               199.60
                                                 (49)               201.30
                                                  (9)               201.60
November 15, 2006              45                                   202.50
                               35                                   203.30
                               10                                   203.40
                               28                                   201.50
                               56                                   201.60
                               28                                   201.70
November 16, 2006              83                                   206.50
                                                 (28)               201.60
                                                 (56)               201.90


                              Page 12 of 14 pages

November 19, 2006              43                                   207.40
                                                 (27)               206.70
                                                  (7)               210.00
November 20, 2006              43                                   207.80
                               43                                   208.00
                              113                                   208.30
                               86                                   208.40
                               43                                   208.50
                               42                                   209.00
                               42                                   209.40
                               42                                   209.50
                                                  (3)               207.40
                               27                                   208.20
November 21, 2006              33                                   211.90
                                9                                   212.00
November 23, 2006              27                                   219.80
                               53                                   221.00
                               27                                   221.20
                               37                                   221.30
                               54                                   221.40
                               79                                   221.50
                               26                                   221.70
                               26                                   221.90
                               76                                   222.00
                               53                                   222.90
                                                  (3)               223.00
November 26, 2006              43                                   218.80
                               43                                   220.20
November 27, 2006              67                                   220.90
                               70                                   221.60
                               43                                   221.70
                               43                                   221.80
                                5                                   222.00
                               27                                   222.30
                               27                                   222.70
                               27                                   223.00
                               27                                   223.30
                               27                                   223.40
November 28, 2006              54                                   223.00
                               54                                   223.70
                                                  (9)               219.50
                               27                                   221.50
                               54                                   221.70
                               19                                   222.10
                               27                                   222.30
                                8                                   222.50
                               26                                   222.70
                               26                                   222.80
                               26                                   223.20
                               26                                   223.30
                               52                                   223.40
                               19                                   223.90
                               72                                   224.10
                                7                                   224.40
                                6                                   224.50
                               26                                   225.00
November 29, 2006              54                                   224.30
                               81                                   225.40
                               43                                   225.60
                               27                                   224.60
                               41                                   224.70
                               40                                   224.80
                               27                                   224.90
                               50                                   225.00
                               31                                   225.10
                               26                                   225.50
                               28                                   225.70
                              105                                   226.50
                                3                                   226.60
                               27                                   227.50


                              Page 13 of 14 pages

November 30, 2006              43                                   226.50
                                                 (15)               220.60
                               13                                   230.00
December 3, 2006               43                                   218.10
                               43                                   218.30
                               43                                   219.10
                               16                                   219.40
                               70                                   219.50
                                                 (54)               219.10
December 4, 2006               43                                   218.70
December 5, 2006               43                                   219.50
                               86                                   219.60
                                                 (43)               219.20
                                                 (86)               219.30
                                                 (54)               218.60
                                                 (54)               219.50
                                7                                   218.10
December 6, 2006               43                                   216.10
                               16                                   218.10
                               27                                   218.40
                                                 (27)               214.90
December 7, 2006               43                                   220.30
December 10, 2006              43                                   218.50
                               43                                   219.20
December 11, 2006              43                                   220.80
                              108                                   220.50
December 12, 2006              43                                   214.40
                               27                                   215.00
                               54                                   215.60
December 13, 2006              43                                   212.50
                               43                                   213.60
                               43                                   213.70
                               54                                   213.20
December 17, 2006              43                                   216.40
                               43                                   216.50
                               54                                   216.30
December 18, 2006                                (54)               214.70
December 19, 2006              86                                   212.80
                               43                                   213.00
                               31                                   213.70
                               23                                   213.90
December 20, 2006              32                                   219.90
                               41                                   221.00
                               41                                   221.40
                               52                                   221.50
                                                 (53)               218.60
December 24, 2006              86                                   221.60
                               43                                   221.70
                               43                                   222.10
                               43                                   222.30
December 25, 2006              23                                   220.00
                                4                                   220.90
                               27                                   222.50
December 28, 2006           3,074                                   224.00


                              Page 14 of 14 pages